FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June, 2002

                    A/S STEAMSHIP COMPANY TORM
         (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on 30th June 2002 (Statement No. 20-2002) constituting the Company's notice, pursuant to Danish Securities Trading Act Section 29, of the Company's acquisition of shares in Dampskibsselskabet Norden.

Exhibit 1



Fax: +45 33 12 86 13
K0benhavns Fondsb0rs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

Fax: +45 33 15 61 99
--------------------
Dampskibsselskabet "Norden" A/S
Amaliegade 49
1256 Copenhagen K



30th June 2002         Statement No.  20 - 2002
                       Contact Person: Mr. Klaus Kjaerulff, CEO



Pursuant to the Danish Securities Trading Act Section 29 we hereby give notice that we have acquired shares in Dampskibsselskabet "Norden" A/S (Norden), and TORM's total share holding in the company is 27.7% of the share capital and 30.8% when excluding Norden's treasury shares (10%).



Yours faithfully,
A/S Dampskibsselskabet TORM


Klaus Nyborg
CFO

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated:  June 30, 2002
                                By: /s/ Klaus Nyborg
                                    --------------------------
                                    Klaus Nyborg
                                    Chief Financial Officer







03810.0001 #334735